January 17, 2017

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:                             Depomed, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 001-13111

Dear Mr. Rosenberg:

This letter sets forth the response of Depomed, Inc. (“Depomed”, the “Company”, “we”, “our” or “us”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in its letter dated December 28, 2016 related to the filing referenced above (the “Comment Letter”). For the convenience of the Staff, we have duplicated the comment set forth in the Comment Letter below in italics and have provided our response following the Staff’s comment.

Form 10-K for the year Ended December 31, 2015 Financial Statements

Non-GAAP Financial Measures, page 62

1. Please address the following as it relates to disclosure in your filings and/or furnished in earnings releases:

You disclose that non-GAAP adjusted earnings and non-GAAP adjusted earnings per share provide supplementary information on the results of the primary operations of the Company that more consistently correlates with the Company’s underlying operating cash flows of the business by removing non-cash gains or losses and non-recurring cash gains or losses. Tell us why you do not reconcile non-GAAP adjusted earnings to GAAP cash flows provided by operating activities and why you believe that providing non-GAAP adjusted earnings per share is appropriate. Refer to question 102.05 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.

Depomed response:

Based up discussions between the Company and the Staff, in future filings, the Company plans to revise its disclosure with respect to certain non-GAAP measures and revise its presentation of non-GAAP adjusted earnings.  This revised presentation will no longer remove non-cash taxes; instead the revised presentation will “tax effect” each of the non-GAAP adjustments.  As a result of these changes to the presentation of non-GAAP adjusted earnings, the Company will present non-GAAP adjusted earnings and non-GAAP adjusted earnings per share as performance measures, and the Company will remove from its disclosure the statement that non-GAAP adjusted earnings “more consistently correlates with Company’s underlying operating cash flows”.

The Company proposes to include the following disclosure, or similar disclosure, with respect to non-GAAP financial measures, as applicable:

“Non-GAAP Financial Measures

In this press release, Depomed includes information about non-GAAP adjusted earnings, non-GAAP adjusted earnings per share, non-GAAP adjusted EBITDA, and other non-GAAP financial measures, as useful operating metrics for the twelve months ended December 31,  2016 and 2015.

The Company believes that the presentation of these non-GAAP financial measures, when viewed with our results under GAAP and the accompanying reconciliations, provides relevant and useful supplementary information to analysts, investors, lenders, and our management in assessing the Company’s performance and results from period to period.

The Company uses non-GAAP adjusted earnings and non-GAAP adjusted earnings per share to evaluate its period-over-period operating performance because it provides supplementary information on the results of the operations of the Company by removing non-cash gains or losses and non-recurring cash gains or losses.  The Company uses non-GAAP adjusted earnings and non-GAAP adjusted earnings per share internally to understand, manage and evaluate the Company’s performance, and in part, in the determination of bonuses for executive officer and employees. Because these non-GAAP measures are important internal measurements used by the Company’s management, the Company believes these measures may also be useful to investors and analysts in evaluating the underlying operating performance of the business from period to period and to identify operating trends.

Non-GAAP adjusted earnings and non-GAAP adjusted earnings per share are not based on any standardized methodology prescribed by GAAP and represent GAAP net loss and GAAP net loss per share adjusted to exclude amortization and non-cash adjustments related to product acquisitions, non-cash stock-based compensation expense, non-cash interest expense related to debt, non-recurring costs associated with the Company’s defense against the Horizon Pharma hostile takeover bid in 2015 and costs associated with the special meeting requests made by an activist investor in 2016, and to adjust for the tax effect related to each of the non-GAAP adjustments.

The Company uses non-GAAP adjusted EBITDA to evaluate its period-over-period operating performance because it provides additional information on the results of the Company. This measure may be useful to lenders and other parties to evaluate our credit worthiness.  This measure may also be useful to investors and analysts in evaluating the underlying operating performance of the business from period to period and to identify operating trends.

Non-GAAP adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and represents GAAP net loss adjusted to exclude amortization and non-cash adjustments related to product acquisitions, non-cash stock-based compensation expense,  depreciation, taxes, non-recurring costs associated with the Company’s defense against the Horizon Pharma hostile takeover bid in 2015 and costs associated with the special meeting requests made by an activist investor in 2016, interest income and expense, and non-recurring transaction costs associated with product acquisitions.

Non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, non-GAAP measures used by other companies.

These non-GAAP financial measures should be considered in addition to, and not a substitute for, or superior to, net loss or other financial measures calculated in accordance with GAAP.”

The Company does not reconcile its non-GAAP adjusted earnings to GAAP cash flows from operating activities because the timing of cash payments and receipts can cause GAAP cash flows provided by operating activities to not necessarily be reflective of the underlying performance of the Company for the period.  For example, GAAP cash flows provided by operating activities for the year ended December 31, 2015 were approximately $143 million, while non-GAAP adjusted earnings in the same year were approximately $48 million (under our previous method of calculating non-GAAP adjusted earnings).  GAAP cash flows provided by operating activities were higher than non-GAAP adjusted earnings for the year ended December 31, 2015 because of an increase in liabilities, largely due to the Company’s acquisition of Nucynta in 2015.  Additionally, the Company pays significant royalties with respect to Nucynta twice a year, which can cause significant fluctuations in cash flows from quarter to quarter.  Due to the timing variability of cash settlement with respect to many of the Company’s receivables and liabilities, GAAP cash flows provided by operating activities may not necessarily be a consistent or reliable measure of the operating performance of the Company.

The Company does not believe the revised presentation of non-GAAP adjusted earnings should be viewed as a liquidity measure because the Company excludes non-recurring cash gains or losses and no longer reconciles its taxes to remove the non-cash portion of income tax/benefit to the period in its presentation of non-GAAP adjusted earnings, which may cause significant differences between cash flows from operations and non-GAAP adjusted earnings.  Accordingly, because the revised presentation of non-GAAP adjusted earnings is a performance measure and not a liquidity measure, the Company believes it is appropriate to present non-GAAP adjusted earnings per share as described in question 102.05 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Notwithstanding the previous bullet, tell us why you do not present a reconciliation of non-GAAP adjusted earnings per share to the most directly comparable financial GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Depomed response:

The Company proposes to include a reconciliation of GAAP net income (loss) per share to non-GAAP adjusted earnings per share in conjunction with the reconciliation of GAAP net income (loss) to non-GAAP adjusted earnings in future applicable filings.

Tell us why you believe that removal of non-cash income taxes and not reflecting income taxes on non-GAAP adjustments in arriving at non-GAAP adjusted earnings is appropriate. Refer to question 102.11 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Depomed response:

Based upon discussions with the Company and the Staff, in future filings, the Company proposes to revise its presentation of non-GAAP adjusted earnings to no longer remove non-cash taxes, and instead, to tax effect each of the non-GAAP adjustments as a separate adjustment in accordance with question 102.11 of the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Tell us why you do not believe that certain of your GAAP to non-GAAP reconciliations in your earnings releases, which appear to be presenting a full non-GAAP income statement, do not render your disclosure of non-GAAP measures to be more prominent pursuant to question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Depomed response:

The Company has received requests from investors and analysts to provide supplementary information on which income statement line items are affected by non-GAAP adjustments.  The intent of the “Reconciliations of GAAP Reported to Non-GAAP Adjusted Information” table is to show the specific income statement line items that are affected by non-GAAP adjustments.  The intent is not to present a full non-GAAP income statement.  These selected reconciliations of GAAP information to non-GAAP adjusted information do not include all income statement line items, and only present those line items that have non-GAAP adjustments.  For example, no reconciliation of GAAP information to non-GAAP adjusted information is presented for interest income, royalties or license revenue.  The Company believes these supplementary reconciliations are helpful to investors and analysts in understanding the non-GAAP adjustments that the Company makes to certain line items.

In future filings, to avoid confusion with a full non-GAAP income statement, the Company proposes to change its “Reconciliations of GAAP Reported to Non-GAAP Adjusted Information” in the manner below or in a manner substantially similar thereto:

RECONCILATIONS OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION

For the three months ended XXX

(in thousands)

(unaudited)

	Cost of sales		Research and development expense		Selling, general and administrative expense		Amortization of intangible assets		Interest expense		Benefit from (provision for) income taxes
GAAP as reported	XXX		XXX		XXX		XXX		XXX		XXX
Non-cash interest expense on debt	—		—		—		—		(XXX	)	—
Intangible amortization related to product acquisitions	—		—		—		(XXX	)	—		—
Inventory step-up related to product acquisitions	(XXX	)	—		—		—		—		—
Contingent consideration related to product acquisitions	—		—		(XXX	)	—		(XXX	)	—
Stock based compensation	(XXX	)	(XXX	)	(XXX	)	—		—		—
Other costs	—		—		(XXX	)	—		(XXX	)	—
Income tax effect of pre-tax non-GAAP adjustments	—		—		—		—		—		XXX
Non-GAAP adjusted	XXX		XXX		XXX		XXX		XXX		XXX

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Segment Information, page 92

2. Please tell us why you do not provide disclosure of revenue by product pursuant to ASC 280-10-50-40.

Depomed response:

In response to the Staff’s comment, the Company will present revenue by product under Note 1. Organization and Summary of Significant Accounting Policies in its future filings, in addition to its current disclosure of revenue by product under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 14. Acquisitions, page 115

3. Please provide us an analysis with reference to authoritative literature that supports recording a $29.9 million non-cash gain on settlement agreement with the offset recorded as acquired in-process research and development in connection with your acquisition of cebranopadol product rights. In your response, explain the economics of the transaction including what generated the gain.

Depomed response:

In response to the Staff’s comment, the Company respectfully advises the Staff that on November 17, 2015, the Company entered into a definitive agreement to acquire the U.S. and Canadian rights to cebranopadol (“Cebra”) and its related follow-on compound from Grünenthal GmbH (“Grünenthal”). Under the terms of that agreement, the Company entered into a settlement agreement with Endo Pharmaceuticals, Inc. (“Endo”) to resolve Depomed’s ongoing patent litigation against Endo for alleged infringement of three of Depomed’s patents by Endo’s OPANA® ER product. The consideration paid for the acquisition of the Cebra rights was comprised of the execution of this settlement agreement and $25 million in cash. The transaction closed on December 30, 2015.

As the formulator of OPANA® ER, Grünenthal indemnified Endo for certain intellectual property matters, including Depomed’s ongoing patent infringement lawsuit against Endo. Therefore, although the lawsuit was filed by Depomed against Endo, Grünenthal would have been ultimately responsible for any consideration awarded to the Company as a result of this indemnification provision in Grünenthal’s contract with Endo. The subject matter of the Endo litigation was not related to Cebra.  Absent the Endo settlement, based on the initial discussions with Grünenthal, the Company would have paid an up-front amount in excess of $25 million to acquire the Cebra license.  As a result, the Company effectively “realized” a settlement gain netted against its up-front payment for the Cebra license.

We determined that this acquisition of the Cebra rights should be accounted for as an asset acquisition and not a business combination. ASC 805-50-30-2 provides that asset acquisitions in which the consideration given is in cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition.  However, the ASC notes that if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

We concluded that the fair value of the other elements exchanged (the litigation settlement and the cash) were more clearly evident. We estimated the fair value of the elements exchanged in consideration for the license from Grunenthal to be $54.9 million ($25 million in cash and $29.9 million related to the settlement agreement).  The Company determined the fair value of the settlement agreement to be $29.9 million, using the measurement principles described in ASC 820. In addition, we determined that the cost of the acquired license should be recognized as research and development expense pursuant to ASC 730, Research and Development, given the early stage of development of this asset which had no future alternative uses, as defined in that standard.

With respect to the classification of the credit arising from the litigation settlement gain in the financial statements, the SEC Staff has previously indicated that litigation settlements received by plaintiff should be accounted for pursuant to EITF Issue No-02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF 02-16), which generally requires the receipt to be recorded as a reduction of cost of goods sold.  However, the SEC staff noted its willingness to consider classification of the settlement as a gain if payment received is clearly unrelated to the vendor/customer relationship1. Grünenthal and the Company do not have a vendor/customer relationship, and the Company has historically classified similar settlement gains from the same infringed patents as a credit within operating expenses. Therefore, the entire $29.9 million was recorded as a credit in operating expense.

The Company acknowledges that:

•                             The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the matters addressed above, please do not hesitate to contact me at amoretti@depomed.com or via telephone at 510.744.8575.

Very truly yours,

Depomed, Inc.

By:	/s/ August J. Moretti

August J. Moretti
Chief Financial Officer

Cc:	Frances Schulz, Ernst & Young LLP
Ryan A. Murr, Gibson, Dunn & Crutcher, LLP
Matthew Gosling
Amar Murugan
Jack Anders
Asif Ali
Ashoo Gupta

1  Speech by Eric West, associate chief accountant in the SEC’s Office of the Chief Accountant, at the 2007 AICPA National Conference on Current SEC and PCAOB Developments.